UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 15, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

15 October 2014

RECOMMENDED CASH ACQUISITION

of

CSR PLC

by

QUALCOMM GLOBAL TRADING PTE. LTD.

an indirect wholly owned subsidiary of

QUALCOMM INCORPORATED

to be effected by means of a Scheme of Arrangement under the Companies Act 2006

Summary

•	The Board of Qualcomm Incorporated is pleased to announce that it has reached agreement with the Board of CSR plc (“CSR”) regarding the terms of a recommended cash offer through which the entire issued and to be issued ordinary share capital of CSR will be acquired by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm Incorporated (together or individually as the context requires, “Qualcomm”).

•	Under the terms of the Acquisition:

each Scheme Shareholder will be entitled to receive 900 pence in cash for each CSR Share

•	The offer price represents a premium of approximately:

•	56.5 per cent. to the Closing Price per CSR Share of 575 pence on 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period);

•	66.3 per cent. to the average Closing Price per CSR Share of 541 pence in the one month to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period); and

•	56.5 per cent. to the average Closing Price per CSR Share of 575 pence in the three months to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period).

•	The Acquisition values the entire issued and to be issued share capital of CSR at approximately £1,560 million.

•	It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act, further details of which are contained in the full text of this announcement. However, QGT reserves the right, subject to the consent of the Panel, to effect the Acquisition by way of a Takeover Offer.

•	The CSR Directors, who have been so advised by J.P. Morgan Cazenove and Goldman Sachs International, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the CSR Directors, J.P. Morgan Cazenove and Goldman Sachs International have taken into account the commercial assessments of the CSR Directors. J.P. Morgan Cazenove and Goldman Sachs International are providing independent financial advice to the CSR Directors for the purposes of Rule 3 of the Code.

•	Accordingly, the CSR Directors intend unanimously to recommend that CSR Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions, as each CSR Director has irrevocably undertaken to do (or in the case of CSR ADSs, instruct the depositary to do so) in respect of their own beneficial holdings, being in aggregate a total of 884,457 CSR Shares (including CSR Shares underlying CSR ADSs), representing approximately 0.54 per cent. of the existing issued capital of CSR as at 14 October 2014 (being the latest practicable date prior to this announcement).

•	The Acquisition will be subject to the satisfaction or waiver of the Conditions set out in Appendix I to this announcement and which will be set out in the Scheme Document.

•	It is expected that the Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be posted to CSR Shareholders within 28 days of the date of this announcement.

•	CSR (LSE: CSR; NASDAQ: CSRE) is an innovator in the development of multifunction semiconductor platforms and technologies for the Auto, Consumer and Voice & Music markets. CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge. CSR currently focuses on the Auto, Consumer and Voice & Music business segments in its Core business group. In addition, CSR’s Legacy Products business comprises discontinued business lines in which CSR has ceased investment and which include digital television and set-top boxes and handset connectivity and handset location. CSR is headquartered in Cambridge, UK and has 2,130 employees in eleven countries around the globe. CSR reported revenue of US$960.7 million for its 52 week financial period ended 27 December 2013.

•	Qualcomm is a global leader in developing and commercialising mobile processing and wireless communications technologies. The Acquisition complements Qualcomm’s current offerings by adding products, channels and customers in the important growth categories of Internet of Everything (IoE) and automotive infotainment, accelerating Qualcomm’s presence and path to leadership. The opportunity is aligned with Qualcomm’s strategic priorities in these rapidly growing business areas.

Commenting on the Acquisition, Ron Mackintosh, Chairman of CSR, said:

“CSR is an innovator in the development of multifunction semiconductor platforms with a focus in the five strategic areas of Automotive Infotainment, Bluetooth Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location. Our solutions are adopted by many of the world’s leading technology and consumer focused companies. Through the combination of investment in product development and targeted M&A activity, CSR has implemented a strategy which has provided differentiated and compelling solutions that enhance consumer experiences in the use of inter-connected digital products.

“While the CSR Directors believe that CSR is now strongly positioned to execute its strategy of delivering growth and sustainable returns in the medium and long term, we believe that the offer from Qualcomm provides CSR Shareholders with an immediate and certain value which is highly attractive. The CSR Directors believe the Acquisition recognises CSR’s long term prospects and growth potential, and takes into account the dynamics of the global market and the competitive landscape in which it operates.

“The Board believes this represents a very attractive outcome for CSR Shareholders, customers and employees.”

Commenting on the Acquisition, Steven M. Mollenkopf, CEO of Qualcomm Incorporated, said:

“The addition of CSR’s technology leadership in Bluetooth, Bluetooth Smart and audio processing will strengthen Qualcomm’s position in providing critical solutions that drive the rapid growth of the Internet of Everything, including business areas such as portable audio, automotive and wearable devices. Combining CSR’s highly advanced offering of connectivity technologies with a strong track record of success in these areas will unlock new opportunities for growth. We look forward to working with the innovative CSR team globally and further strengthening our technology presence in Cambridge and the UK.”

This summary should be read in conjunction with, and is subject to, the accompanying full text of this announcement which sets out further details of the Acquisition and which forms an integral part of this announcement (including Appendices). The Acquisition will be subject to the Conditions to, and certain further terms of, the Acquisition set out in Appendix I and to the full terms and conditions to be set out in the Scheme Document. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix III to this announcement contains further details of the irrevocable undertakings received by QGT. Appendix IV to this announcement contains definitions of certain expressions used in this summary and in this announcement.

Qualcomm

Emily Kilpatrick, Corporate Communications	+1 858 845 5959

Warren Kneeshaw, Investor Relations	+1 858 658 4813

Deutsche Bank (financial adviser to Qualcomm)

Adam Howell (San Francisco)	+1 415 617 2800
Thomas Cho

James Stynes (New York)	+1 212 250 2500

Richard Sheppard (London)	+44 (0) 20 7545 8000
Chris Raff
Charles Wilkinson

Finsbury (PR adviser to Qualcomm)

James Murgatroyd	+44 (0) 20 7251 3801
Edward Simpkins

CSR

Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)

Rupert Sadler (New York)	+1 212 270 6000
Madhu Namburi

Dwayne Lysaght (London)	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)

Pawan Tewari (San Francisco)	+1 415 393 7500
Tammy Kiely

Mark Sorrell (London)	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)

Charlie Palmer	+44 (0) 20 3727 1000

Rob Mindell

Further Information

This announcement is not intended to, and does not, constitute or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of CSR in any jurisdiction in contravention of applicable law.

This announcement does not constitute a prospectus or prospectus equivalent document. It is intended that the Acquisition will be implemented by means of a Scheme. The Acquisition will be made solely on the basis of information contained or referred to in, or the procedures set out in, the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. Shareholders are advised to read the formal documentation in relation to the Acquisition carefully once it has been despatched.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFIN—Federal Financial Supervisory Authority). Deutsche Bank AG, London Branch is further authorised by the Prudential Regulation Authority and subject to limited regulation by the Financial Conduct Authority and Prudential Regulation Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Qualcomm and QGT and no one else in connection with the Acquisition or the contents of this announcement. Neither Deutsche Bank AG nor any other company in the Deutsche Bank Group will be responsible to any person other than Qualcomm and QGT for providing the protections to clients under the UK regulatory regime nor for providing advice in relation to the Acquisition or any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Overseas Jurisdictions

CSR Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, the Acquisition is not being, and will not be made in or into and will not be capable of acceptance in or from any Restricted Jurisdiction or any other overseas jurisdiction in respect of which such action would not be lawful. Accordingly, unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, copies of this announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Note to US Shareholders and CSR ADS Holders

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If QGT exercises its right to implement the acquisition of the CSR Shares by way of a Takeover Offer in lieu of the Scheme, such offer will be made in compliance with applicable US tender offer regulations.

The receipt of cash pursuant to the Scheme by US Shareholders (and CSR ADS Holders) as consideration for the cancellation of its CSR Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each CSR Shareholder (including US Shareholders) is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

CSR is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by CSR with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, QGT or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, CSR Shares outside the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Forward-looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by Qualcomm and CSR contain statements that are or may be forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Qualcomm and CSR about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on Qualcomm and CSR, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Qualcomm’s or CSR’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on Qualcomm’s or CSR’s business.

All subsequent oral or written forward-looking statements attributable to Qualcomm or CSR or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Qualcomm, CSR or the Qualcomm Group following completion of the Acquisition, unless otherwise stated.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Information Relating to CSR Shareholders

Please be aware that addresses, electronic addresses and certain information provided by CSR Shareholders, persons with information rights and other relevant persons for the receipt of communications from CSR may be provided to QGT during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in any Restricted Jurisdictions, on Qualcomm’s website at www.qualcomm.com and at CSR’s website at www.csr.com by no later than 12:00 noon (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The contents of Qualcomm’s website and CSR’s website are not incorporated into and do not form part of this announcement.

CSR Shareholders may request a hard copy of this announcement by contacting Brett Gladden (CSR Company Secretary) during business hours on +44 (0) 122 369 2000 or by submitting a request in writing to CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, UK.

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the Code, CSR confirms that, as at the date of this announcement, it has 185,047,649 ordinary shares of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388. 19,894,608 shares are held in Treasury.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase N.A. acts as depositary. One CSR ADS represents four underlying CSR Shares. CSR ADSs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

The total number of shares attracting voting rights in CSR is therefore 165,153,041.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

15 October 2014

RECOMMENDED CASH ACQUISITION

of

CSR PLC

by

QUALCOMM GLOBAL TRADING PTE. LTD.

an indirect wholly-owned subsidiary of

QUALCOMM INCORPORATED

to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

1.	INTRODUCTION

The Boards of CSR and Qualcomm are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition for CSR by QGT, an indirect wholly-owned subsidiary of Qualcomm, pursuant to which QGT will acquire the entire issued and to be issued ordinary share capital of CSR.

2.	THE ACQUISITION

It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act. The purpose of the Scheme is to enable Qualcomm to acquire the whole of the issued and to be issued ordinary share capital of CSR. Under the terms of the Acquisition, which will be subject to the Conditions and other terms set out in Appendix I of this announcement and to further terms to be set out in the Scheme Document, CSR Shareholders will be entitled to receive:

for each Scheme Share	900 pence in cash

CSR ADS Holders will receive consideration paid under the terms of the Acquisition in respect of the CSR Shares underlying their CSR ADSs in accordance with the terms of the Deposit Agreement upon surrender of their ADSs. Each CSR ADS represents four CSR Shares.

The Acquisition represents a premium of approximately:

•	56.5 per cent. to the Closing Price per CSR Share of 575 pence on 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period);

•	66.3 per cent. to the average Closing Price per CSR Share of 541 pence in the one month to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period); and

•	56.5 per cent. to the average Closing Price per CSR Share of 575 pence in the three months to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period).

The Acquisition values the entire issued and to be issued share capital of CSR at approximately £1,560 million.

3.	BACKGROUND TO AND REASONS FOR THE ACQUISITION

Qualcomm is a global leader in developing and commercialising mobile processing and wireless communications technologies. For more than 25 years, Qualcomm’s ideas and inventions have driven the evolution of digital communications, linking people everywhere more closely to information, entertainment and each other. Similarly, through years of innovation, CSR has developed a highly advanced offering of low power wireless connectivity technologies which allow people and their electronic devices to connect to the world around us and share their content with others. CSR has used its technological leadership in Bluetooth and audio processing to establish leading positions in rapidly growing business areas, such as portable audio and automotive infotainment. More recently, CSR extended its capabilities to include Bluetooth Smart. In combination these technology and platform innovations expand CSR’s reach to address the seamless connectivity of people, devices and information, or the Internet of Everything. The Acquisition complements Qualcomm’s current offerings by adding products, channels and customers in the important growth categories of IoE and Automotive Infotainment, accelerating Qualcomm’s presence and path to leadership. This opportunity is aligned with Qualcomm’s established strategic priorities in these rapidly growing business areas.

Qualcomm expects the acquisition to be accretive to Non-GAAP earnings per share in fiscal 2016, the first full year of combined operations.

4.	RECOMMENDATION

The CSR Directors, who have been so advised by J.P. Morgan Cazenove and Goldman Sachs International, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the CSR Directors, J.P. Morgan Cazenove and Goldman Sachs International have taken into account the commercial assessments of the CSR Directors. J.P. Morgan Cazenove and Goldman Sachs International are providing independent financial advice to the CSR Directors for the purposes of Rule 3 of the Code.

Accordingly, the CSR Directors intend unanimously to recommend CSR Shareholders to vote in favour of the Scheme at the Court Meeting and the resolution(s) to be proposed at the General Meeting, as the CSR Directors have irrevocably undertaken to do (or in the case of ADSs, instruct the depositary to do so) in respect of their own beneficial holdings of 884,457 CSR Shares representing, in aggregate, approximately 0.54 per cent. of the existing issued capital of CSR in issue on 14 October 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

5.	BACKGROUND TO AND REASONS FOR THE RECOMMENDATION

In recent years, CSR’s goal has been to deliver growing shareholder returns by generating revenue growth and increasing profitability. CSR has undertaken this by a combination of acquisitions and organic growth enabled by disciplined investment in markets which CSR believes offer the potential for profitable revenue growth and where CSR can deliver differentiated platforms with leading market positions. CSR has pursued a strategy designed to build its portfolio of technologies and has focused on five strategic end markets: Voice & Music, Automotive Infotainment, Document Imaging, Bluetooth Smart and the nascent market of Indoor Location. This strategy has diversified the products, market presence and customer base of CSR.

In conjunction with this strategy, over the past several years CSR has exited from markets which it did not believe were attractive or in which it considered it would not able to develop market leading positions with high margins. As part of this strategy, in October 2012, CSR completed the disposal of its handset connectivity and handset location development operations and technology to Samsung Electronics Co., Ltd. for headline cash consideration of US$310 million (the “Samsung Transaction”) in connection with which CSR returned US$285 million to shareholders. More recently, in June 2014, CSR disposed of certain Imaging intellectual property assets together with the team devoted to their development for a total consideration of US$44 million.

Following the Samsung Transaction, CSR was organised into two business groups: Core and Legacy, with Legacy including those products in which CSR had decided no longer to invest. CSR’s Core business is focused on developing platforms across the areas of Automotive Infotainment, Voice & Music, Document Imaging, Bluetooth Smart and the nascent market of Indoor Location.

While the CSR Directors believe that the present strategy and opportunities for exploiting its products and technologies are capable of delivering the long-term growth and profitability of the business, they believe the terms of the Acquisition provide CSR Shareholders with an immediate and certain value which is highly attractive. The CSR Directors believe the Acquisition recognises CSR’s long term prospects and growth potential and the potential medium term standalone value of CSR, taking into account the dynamics of the global market in which CSR operates and the competitive landscape.

Following careful consideration of the above factors, the CSR Directors intend unanimously to recommend that CSR Shareholders vote in favour of the Acquisition, as they have each irrevocably undertaken to do (or, in the case of CSR ADSs, instruct the depositary to do so) in respect of their entire respective beneficial holdings of CSR Shares. The Board’s decision to recommend the Acquisition was reached after taking into account the proposals it had received from other parties.

6.	IRREVOCABLE UNDERTAKINGS

QGT has received irrevocable undertakings from each of the CSR Directors to vote (or in the case of ADSs, instruct the depositary to do so) in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions in respect of a total of 884,457 CSR Shares, representing approximately 0.54 per cent. of CSR’s existing issued share capital as at 14 October 2014 (being the latest practicable date prior to this announcement). The irrevocable undertakings given by the CSR Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced by QGT in accordance with Rule 2.7 of the Code.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

7.	INFORMATION RELATING TO QUALCOMM

Qualcomm is a world leader in 3G, 4G and next-generation wireless technologies. Qualcomm includes Qualcomm Technologies, Inc., a wholly-owned subsidiary of Qualcomm, which operates, along with its subsidiaries, substantially all of the group’s engineering, research and development functions, and substantially all of its products and services businesses, including its semiconductor business, QCT, and its IoE businesses. Qualcomm has a licensing business, QTL, and owns the vast majority of its patent portfolio. For the financial year ended 29 September 2013, Qualcomm’s revenue was approximately US$24.9 billion. Qualcomm’s shares are quoted on the NASDAQ, and as at 14 October 2014, being the latest practicable date prior to the date of this announcement, the company had a market capitalisation of US$120 billion.

QGT is an indirect wholly-owned subsidiary of Qualcomm registered in Singapore. It designs, manufactures and supplies integrated circuit products for wireless voice and data communications. It also acts as an investment holding company for subsidiaries.

8.	INFORMATION RELATING TO CSR

CSR (LSE: CSR; NASDAQ: CSRE) is an innovator in the development of multifunction semiconductor platforms and technologies for the Auto, Consumer and Voice & Music markets. CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge. CSR currently focuses on the Auto, Consumer and Voice & Music business segments in its Core business group. In addition, CSR’s Legacy Products business comprises discontinued business lines in which CSR has ceased investment and which include digital television and set-top boxes and handset connectivity and handset location. CSR is headquartered in Cambridge UK and has 2,130 employees in eleven countries around the globe. CSR reported revenue of US$960.7 million for its 52 week financial period ended 27 December 2013.

Core Business Segments

•	Auto: CSR was one of the first suppliers into the automotive market for wireless connectivity and has a strong track record for supporting customers, as they adopt its technologies for wireless connectivity and infotainment. The technologies which CSR provides for the automotive market are: Bluetooth, Bluetooth Smart, Wi-Fi, GPS, audio, processor, analog, image processor and power management.

•	Consumer: CSR provides its customers with technologies for consumer products, including: Bluetooth, Bluetooth Smart, Wi-Fi, GPS, audio, processor, analog, image processor, power management and server software. CSR’s technologies go into a range of products of CSR’s customers, including gaming, document imaging and indoor location.

•	Voice & Music: CSR has leading audio solutions offering its customers a suite of technologies providing wireless audio streaming for both mono and stereo products. The technologies which CSR supplies its customers in the Voice & Music market are: Bluetooth, Wi-Fi, audio, processor, analog, power management and server software.

Legacy Business Segment

The Legacy segment comprises non-core business lines in which CSR is no longer investing. CSR’s technologies are used in the following products in the Legacy segment: handset connectivity and handset location business lines retained following the Samsung Transaction as well as digital television, set-top box, tuners and digital video disk products.

9.	MANAGEMENT, EMPLOYEES AND LOCATIONS

Qualcomm attaches great importance to the skills, knowledge and expertise of CSR’s existing management and employees and believes that they will benefit from enhanced career and business opportunities as part of the Enlarged Group. The Qualcomm Board and the CSR Board recognise that in order to achieve some of the expected benefits of the combination of the CSR Group and the Qualcomm Group, it will be necessary to perform a detailed review of how best to integrate CSR into the Enlarged Group.

The analysis carried out to date has indicated the potential to generate cost-savings for the Enlarged Group in areas where there is an overlap of functions, which could involve some headcount reductions, although Qualcomm has not yet developed proposals as to how such headcount reductions will be implemented.

The review will also seek to identify any non-core parts of the CSR business. The review will also consider the Enlarged Group’s operations and resources in order to ensure that they are optimal for the Enlarged Group’s combined business. The number of employees and locations actually affected by the Acquisition will depend on the outcome of the detailed review.

Qualcomm has given assurances to the CSR Directors that the existing contractual and statutory employment rights of all retained CSR employees—including rights to participate in applicable pension and retirement plans, or comparable plans—will be fully respected following completion of the Acquisition. In addition, Qualcomm intends to put in place appropriate retention plans for those individuals who are identified as key to the ongoing success of the Enlarged Group.

CSR’s non-executive directors have confirmed that they intend to resign from the CSR Board on the completion of the Acquisition.

10.	FINANCING ARRANGEMENTS

The cash consideration payable under the terms of the Acquisition will be funded from Qualcomm Group’s existing cash resources.

Deutsche Bank, financial adviser to Qualcomm and QGT, is satisfied that sufficient resources are available to QGT to enable it to satisfy in full the cash consideration payable to CSR Shareholders in connection with the Acquisition.

11.	OFFER-RELATED ARRANGEMENTS

(a)	Non-Disclosure Agreement

Each of Qualcomm and CSR have undertaken under the Non-Disclosure Agreement to hold the other party’s confidential information in confidence and not, without the other party’s prior written consent, to disclose it or make it available to any person other than to certain permitted recipients or as required by law or regulation or in the context of discussions with the Panel. The Non-Disclosure Agreement also includes other customary obligations on Qualcomm, including non-solicitation of CSR’s employees and, subject to usual carve-outs, certain standstill provisions, all of which expire on 2 September 2015.

(b)	Cooperation Agreement

CSR and QGT have entered into the Cooperation Agreement in connection with the Acquisition pursuant to which QGT has agreed to use reasonable endeavours to implement the Acquisition and satisfy the Conditions that relate to anti-trust clearances.

12.	CSR SHARE SCHEMES

Details of the effect of the Acquisition on the CSR Share Schemes and of the choices available to participants in those plans will be set out in the Scheme Document and separate letters sent to participants. In addition, recognising the importance of retaining the skills, experience and knowledge of key employees, Qualcomm intends, with appropriate guidance from pay consultants and in discussion with CSR’s executive management team, to implement appropriate retention arrangements, using some combination of Qualcomm’s incentive plans and/or appropriate additional incentives, for those individuals Qualcomm identifies as key to the business.

13.	CONDITIONS

The Scheme is subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document. The Conditions in paragraph 1 of Appendix I to this announcement provide that the Acquisition is conditional on:

•	the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), representing not less than 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

•	the approval of the General Meeting Resolutions by the CSR Shareholders by the requisite majorities at the General Meeting no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow); and

•	the sanction of the Scheme by the Court (in either case, with or without modification but subject to any modification being on terms acceptable to CSR and QGT), confirmation of the Capital Reduction and the registration of the Court Orders and the Statement of Capital with the Registrar of Companies.

The Acquisition is conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 31 December 2015 (or such later date (if any) as QGT and CSR may, with the consent of the Panel, and (if required) the Court, agree).

In addition, the Acquisition is conditional on satisfaction of certain regulatory conditions, including anti-trust clearances in China, Germany, Japan, South Korea, Taiwan and the United States. With respect to satisfying these conditions, QGT and CSR have agreed to cooperate with one another pursuant to the terms of the Cooperation Agreement. The Acquisition is also conditional on the satisfaction of a condition relating to the licensing of intellectual property.

Any CSR Shares issued before the Reduction Record Time will be subject to the terms of the Scheme. The Amended CSR Articles will include provisions requiring any CSR Shares issued after the Reduction Record Time (other than to QGT and/or its nominees) to be automatically transferred to QGT on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Amended CSR Articles will avoid any person (other than QGT and its nominee(s)), holding shares in the capital of CSR after the Effective Date.

14.	STRUCTURE OF ACQUISITION

It is intended that the Acquisition will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act. The Scheme is an arrangement between CSR and the Scheme Shareholders and is subject to the approval of the Court.

The purpose of the Scheme is to provide for QGT to become the holder of the entire issued and to be issued ordinary share capital of CSR. This is to be achieved by the cancellation of the Scheme Shares (including the CSR Shares underlying the CSR ADSs) held by Scheme Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new shares in CSR (which is equal, in nominal value, to the number of Scheme Shares cancelled) and issuing them to QGT, as a result of which Scheme Shareholders will receive cash consideration on the basis set out in paragraph 2 of this announcement.

The Scheme requires the approval of Scheme Shareholders at the Court Meeting. The resolution to approve the Scheme at the Court Meeting must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders. Implementation of the Scheme will also require the passing of the General Meeting Resolutions to approve certain matters relating to the Scheme and the Capital Reduction (requiring approval by the requisite majorities at the General Meeting, which will be held immediately after the Court Meeting).

Once the necessary approvals from CSR Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will then become effective upon delivery of the Court Order(s) and the Statement of Capital as approved by the Court to the Registrar of Companies.

Upon the Scheme becoming effective:

•	it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended whether or not they voted in favour); and

•	share certificates in respect of CSR Shares will cease to be valid and entitlements to CSR Shares held within the CREST system will be cancelled.

Further details of the Scheme, including an indicative timetable for the Acquisition, will be set out in the Scheme Document, which is expected to be dispatched to CSR Shareholders and made available to CSR ADS Holders and, for information only, to persons with information rights and to holders of options granted under the CSR Share Schemes, as soon as practicable and, in any event, within 28 days of the date of this announcement. Subject to the satisfaction, or where relevant, waiver of all relevant Conditions as set out in Appendix I to this announcement, it is expected that the Scheme will become effective and the Acquisition will complete by the end of the summer of 2015.

QGT reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer on terms more fully described in paragraph 17 below.

15.	DISCLOSURE OF INTERESTS IN CSR SHARES

QGT confirms that it is on the date of this announcement making an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the Code. The Opening Position Disclosure does not include all relevant details in respect of QGT’s concert parties and QGT confirms that a further disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the Code will be made as soon as possible, if required.

As at the close of business on 14 October 2014, being the latest practicable date prior to this announcement, save for the irrevocable undertakings referred to in paragraph 6 above, none of QGT or any of its directors or, so far as QGT is aware, any person acting, or deemed to be acting, in concert with QGT:

•	had an interest in, or right to subscribe for, relevant securities of CSR;

•	had any short positions in (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, relevant securities of CSR;

•	had procured an irrevocable commitment or letter of intent to vote in favour of the Acquisition in respect of relevant securities of CSR; or

•	had borrowed or lent any CSR Shares.

16.	DE-LISTING AND RE-REGISTRATION

It is intended that dealings in CSR Shares will be suspended at 5.00 p.m. (London time) on the Business Day prior to the Effective Date. It is further intended that an application will be made to the London Stock Exchange on the Effective Date for the cancellation of trading in CSR Shares on its market for listed securities and the UK Listing Authority will be requested to cancel the listing of CSR Shares on the Official List to take effect shortly after the Effective Date. It is intended that applications be made to de-list the CSR ADSs from NASDAQ and de-register the CSR Shares with the SEC following the Effective Date and that the CSR ADS programme will be terminated.

On the Effective Date, share certificates in respect of CSR Shares will cease to be valid and should be destroyed. In addition, entitlements to CSR Shares held within the CREST system will be cancelled.

It is also intended that, following the Effective Date and after its shares are de-listed, CSR will be re-registered as a private limited company pursuant to the relevant provisions of the 2006 Act.

17.	GENERAL

The Acquisition will be subject to the Conditions and other terms set out in Appendix I to this announcement and set out in the Scheme Document and the Forms of Proxy. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting and the expected timetable of the Acquisition.

QGT reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme. In such event, the Acquisition will be implemented on substantially the same terms as those which would apply to the Scheme (subject to appropriate amendments, including an acceptance condition set at 90 per cent. of the shares to which such offer relates or such lesser percentage, being more than 50 per cent., as QGT may decide and the Panel may agree).

The Acquisition will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales and subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

This announcement does not constitute an offer or invitation to purchase CSR Shares or any other securities.

18.	DOCUMENTS ON DISPLAY

Copies of the following documents will be made available on Qualcomm’s website at www.qualcomm.com and at CSR’s website at www.csr.com by no later than 12:00 noon (London time) on the Business Day following the date of this announcement:

•	the irrevocable undertakings received by QGT, details of which are set out in paragraph 6 and Appendix III to this announcement;

•	the Non-Disclosure Agreement referred to in paragraph 11(a); and

•	the Cooperation Agreement referred to in paragraph 11(b).

The contents of Qualcomm’s website and CSR’s website are not incorporated into and do not form part of this announcement.

The Acquisition will be subject to the Conditions to, and certain further terms of, the Acquisition set out in Appendix I to this announcement, and to the full terms and conditions to be set out in the Scheme Document. The bases and sources of certain financial information contained in this announcement are set out in Appendix II. Appendix III to this announcement contains details of the irrevocable undertakings given to QGT. Certain definitions and terms used in this announcement are defined in Appendix IV.

Qualcomm

Emily Kilpatrick, Corporate Communications	+1 858 845 5959

Warren Kneeshaw, Investor Relations	+1 858 658 4813

Deutsche Bank (financial adviser to Qualcomm)

Adam Howell (San Francisco)	+1 415 617 2800
Thomas Cho

James Stynes (New York)	+1 212 250 2500

Richard Sheppard (London)	+44 (0) 20 7545 8000
Chris Raff
Charles Wilkinson

Finsbury (PR adviser to Qualcomm)

James Murgatroyd	+44 (0) 20 7251 3801
Edward Simpkins

CSR

Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)

Rupert Sadler (New York)	+1 212 270 6000
Madhu Namburi

Dwayne Lysaght (London)	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)

Pawan Tewari (San Francisco)	+1 415 393 7500
Tammy Kiely

Mark Sorrell (London)	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)

Charlie Palmer	+44 (0) 20 3727 1000
Rob Mindell

Further Information

This announcement is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of CSR in any jurisdiction in contravention of applicable law.

This announcement does not constitute a prospectus or prospectus equivalent document. The Acquisition will be made solely on the basis of information contained or referred to in, or the procedures set out in, the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. Shareholders are advised to read the formal documentation in relation to the Acquisition carefully once it has been despatched.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFIN – Federal Financial Supervisory Authority). Deutsche Bank AG, London Branch is further authorised by the Prudential Regulation Authority and subject to limited regulation by the Financial Conduct Authority and Prudential Regulation Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Qualcomm and QGT and no one else in connection with the Acquisition or the contents of this announcement. Neither Deutsche Bank AG nor any other company in the Deutsche Bank Group will be responsible to any person other than Qualcomm and QGT for providing the protections to clients under the UK regulatory regime nor for providing advice in relation to the Acquisition or any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Overseas Jurisdictions

CSR Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, the Acquisition will not be made in or into and will not be capable of acceptance in or from any Restricted Jurisdiction or any other overseas jurisdiction in respect of which such action would not be lawful. Accordingly, unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, copies of this announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Note to US Shareholders and CSR ADS Holders

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If QGT exercises its right to implement the acquisition of the CSR Shares by way of a Takeover Offer in lieu of the Scheme, such offer will be made in compliance with applicable US tender offer regulations.

The receipt of cash pursuant to the Scheme by US Shareholders (and CSR ADS Holders) as consideration for the cancellation of its CSR Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each CSR Shareholder (including US Shareholders) is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

CSR is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith files reports and other documents with the SEC. Reports and other information filed by CSR with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, QGT or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, CSR Shares outside the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Forward-looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by Qualcomm and CSR contains statements that are or may be forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Qualcomm and CSR about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on Qualcomm and CSR, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Qualcomm’s or CSR’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on Qualcomm’s or CSR’s business.

All subsequent oral or written forward-looking statements attributable to Qualcomm or CSR or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Qualcomm, CSR or the Qualcomm Group following completion of the Acquisition, unless otherwise stated.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Information Relating to CSR Shareholders

Please be aware that addresses, electronic addresses and certain information provided by CSR Shareholders, persons with information rights and other relevant persons for the receipt of communications from CSR may be provided to QGT during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in any Restricted Jurisdictions, on Qualcomm’s website at www.qualcomm.com and at CSR’s website at www.csr.com by no later than 12:00 noon (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The contents of Qualcomm’s website and CSR’s website are not incorporated into and do not form part of this announcement.

CSR Shareholders may request a hard copy of this announcement by contacting Brett Gladden (CSR Company Secretary) during business hours on +44 (0) 1223 692000 or by submitting a request in writing to CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, UK.

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the Code, CSR confirms that, as at the date of this announcement, it has 185,047,649 ordinary shares of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388. 19,894,608 shares are held in Treasury.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase N.A. acts as depositary. One CSR ADS represents four underlying CSR Shares. CSR ADSs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

The total number of shares attracting voting rights in CSR is therefore 165,153,041.

APPENDIX I

CONDITIONS AND PRINCIPAL FURTHER TERMS OF THE ACQUISITION

The Acquisition will comply with the rules and regulations of the FCA, the London Stock Exchange and the Code to the extent applicable.

PART A: Conditions of the Scheme

The Acquisition will be conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 31 December 2015 or such later date (if any) as QGT and CSR may, with the consent of the Panel and (if required) the Court, agree.

1.	The Scheme will be conditional upon:

1.1.	approval of the Scheme by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders who are on the register of members of CSR at the Scheme Voting Record Time, and who are present and voting, whether in person or by proxy, at the Court Meeting (or any adjournment thereof) no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

1.2.	all resolutions necessary to approve and implement the Scheme and approve the Capital Reduction and the adoption of the Amended CSR Articles being duly passed by the CSR Shareholders by the requisite majority or majorities at a General Meeting (or any adjournment thereof) no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

1.3.	the sanction of the Scheme and the confirmation of the Capital Reduction (with or without modification but subject to any modification being on terms acceptable to CSR and QGT) by the Court; and

(a)	the delivery of copies of the Sanction Court Order, the Reduction Court Order and the Statement of Capital to the Registrar of Companies; and

(b)	if so ordered by the Court in order to take effect, the registration of the Reduction Court Order and the Statement of Capital by the Registrar of Companies.

2.	Subject as stated in Part B below and to the requirements of the Panel, the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied and continue to be satisfied immediately prior to the Court hearing to sanction the Scheme or, where relevant, waived by QGT (or, in case of Condition 2.7, CSR) immediately prior to the Court hearing to sanction the Scheme. For the avoidance of doubt, unless waived by QGT, Conditions 2.1 to 2.6 will not be met in the event that conditions or remedies are imposed or required which include any disposals, conditions, obligations, terms or undertakings.

Antitrust, regulatory and Authorisations

2.1.	All necessary notifications and filings having been made and all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition; and no order or injunction having been made by a court of competent jurisdiction in the United States that prohibits the consummation of the Acquisition;

2.2.	notification having been received from the German Federal Cartel Office (FCO) that, with respect to the Acquisition, the requirements for the prohibition of a merger set out in Section 36(1) GWB (Gesetz gegen Wettbewerbsbeschränkungen, Act against Restraints of Competition) are not fulfilled, or notification not having been received from the FCO within one month of receipt of a completed filing that it intends to open an investigation (Section 40(2) GWB), or the FCO not having delivered a decision pursuant to Section 40(2)(1) GWB within the period defined in Section 40(2) GWB by the FCO or the FCO having entered into in-depth investigations pursuant to Section 40(1) and (2) GWB or not prohibiting the Acquisition within four months of receipt of a completed filing or such other later date as CSR and QGT have agreed;

2.3.	the Taiwan Fair Trade Commission (TFTC) having made no objection to the Acquisition during the 30 day waiting period (or 60 day waiting period if so extended by the TFTC) after its receipt of a complete combination notification from QGT and CSR pursuant to Article 11 of the Fair Trade Act of Taiwan;

2.4.	notification having been accepted by the Ministry of Commerce of the People’s Republic of China (MOFCOM) pursuant to the Anti-Monopoly Law of the People’s Republic of China (Anti-Monopoly Law) and MOFCOM having cleared the Acquisition, or MOFCOM having failed to make a written decision within the period of time defined in Article 25 and Article 26 of the Anti-Monopoly Law;

2.5.	the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the Acquisition having expired and notification having been received from the Japan Fair Trade Commission (JFTC) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953;

2.6.	notification having been received from the Korea Fair Trade Commission (KFTC) that the Acquisition does not violate Article 7, Paragraph 1 of the Monopoly Regulation and Fair Trade Law, or if the KFTC issues an examiner’s report on the Acquisition, the KFTC then issuing a decision approving the Acquisition unconditionally;

2.7.	all relevant statutory review periods for the satisfaction of paragraphs 2.1 to 2.6 (inclusive) must have commenced by the date which is 8 months after the Announcement Date (or such later date as CSR in its sole discretion may agree);

2.8.	CSR having confirmed to Qualcomm in writing that no member of the CSR Group has entered into any agreement (or extension to or amendment of any existing agreement) or other legally binding arrangement with any third party on or after the Announcement Date pursuant to which such third party (or any of its subsidiaries, subsidiary undertakings, associated undertakings or any other person) is granted rights in intellectual property (including without limitation patents) of any person that is not a member of the CSR Group at the date of such agreement but that becomes a member of the CSR Group after the date of such agreement (including for the avoidance of doubt any member of the Qualcomm Group), other than as a subsidiary of CSR;

2.9.	excluding antitrust or merger control or foreign investment clearances in relation to which only paragraphs 2.1 to 2.6 (inclusive) above shall apply, all material notifications, filings or applications which are necessary under any applicable legislation or regulation of any relevant jurisdiction in connection with the Acquisition having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any relevant jurisdiction having been complied with, in connection with the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control or management of, CSR or any other member of the Wider CSR Group by any member of the Wider Qualcomm Group, and all Authorisations necessary in respect thereof having been obtained in terms from all appropriate Regulatory Authorities or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider CSR Group has entered into contractual arrangements and all such Authorisations necessary to carry on the business of any member of the Wider CSR Group in any relevant jurisdiction which is material in the context of the Wider Qualcomm Group or the Wider CSR Group as a whole remaining in full force and effect at the time at which the Acquisition becomes otherwise wholly unconditional and no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations having been issued;

2.10.	subject to the provisions of paragraph 2 above, no Regulatory Authority having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or enacted, made or proposed any statute, regulation, decision or order (and, in each case, not having withdrawn the same), or having taken any other steps which would or might reasonably be expected to:

(a)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Qualcomm Group or by any member of the Wider CSR Group of all or a portion of their respective businesses, assets or property or impose any material limitation on the ability of all or any of them to conduct their respective businesses (or any of them) or to own, control or manage any of their respective assets or properties (or any part thereof);

(b)	require any member of the Wider Qualcomm Group or the Wider CSR Group to offer to acquire a material number of shares or other securities or interest in any member of the Wider CSR Group or Wider Qualcomm Group owned by any third party (other than in connection with the implementation of the Acquisition);

(c)	impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Qualcomm Group directly or indirectly to acquire, hold or to exercise effectively any rights of ownership in respect of shares or any other securities in CSR or on the ability of any member of the Wider Qualcomm Group or the Wider CSR Group to exercise management control over any member of the Wider CSR Group;

(d)	otherwise materially adversely affect any or all of the business, assets, or profits, of any member of the Wider CSR Group;

(e)	result in any member of the Wider CSR Group ceasing to be able to carry on business under any name under which it presently does so which, in any such case, is material in the context of the Wider CSR Group taken as a whole;

(f)	make the Acquisition, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, CSR by any member of the Wider Qualcomm Group void, unenforceable and/or illegal under the laws of any applicable jurisdiction, or otherwise prevent or prohibit, restrict, restrain or delay or otherwise interfere with the implementation of the Acquisition, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(g)	require, prevent or materially delay the divestiture by any member of the Wider Qualcomm Group of any shares or other securities in CSR; or

(h)	impose any material limitation on the ability of any member of the Wider Qualcomm Group or of any member of the Wider CSR Group to integrate all or any part of its business with all or any part of the business of any other member of the Wider Qualcomm Group and/or the Wider CSR Group,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Regulatory Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any applicable jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any CSR Shares or otherwise intervene in respect thereof having expired, lapsed or been terminated;

Certain matters arising as a result of any agreement, arrangement, etc.

2.11.	save as Fairly Disclosed, there being no provision of any agreement, arrangement, lease, licence, franchise, permit or other instrument to which any member of the Wider CSR Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Qualcomm Group of any shares or other securities in CSR or because of a change in the control or management of CSR, which would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole:

(a)	any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider CSR Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(b)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider CSR Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(c)	any such agreement, arrangement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider CSR Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(d)	the creation of any liability of any member of the Wider CSR Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(e)	any member of the Wider CSR Group ceasing to be able to carry on business under any name under which it presently does so;

(f)	any material assets or interests of, or any material assets the use of which is enjoyed by, any member of the Wider CSR Group being or falling to be disposed of or charged or any right arising under which any such assets or interest could be required to be disposed of or charged or cease to be available to any member of the Wider CSR Group otherwise than in the ordinary course of business;

(g)	the rights, liabilities, obligations or interests of any member of the Wider CSR Group in, or the business of any member of the Wider CSR Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(h)	the value or the financial or trading position of any member of the Wider CSR Group being prejudiced or adversely affected; or

(i)	the creation of any liability (actual or contingent) by any member of the Wider CSR Group, other than trade creditors or other liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise, lease or other instrument to which any member of the Wider CSR Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (i) above of this Condition, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

Certain events occurring since 27 December 2013

2.12.	save as Fairly Disclosed, no member of the Wider CSR Group having, since 27 December 2013:

(a)	issued or agreed to issue or authorised or announced its intention to authorise or propose the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of CSR Shares out of treasury (except, in each case, where relevant, as between CSR and wholly owned subsidiaries of CSR or between the wholly owned subsidiaries of CSR and except for the issue or transfer out of treasury of CSR Shares on the exercise of employee share options or vesting of employee share awards in the ordinary course under the CSR Share Schemes);

(b)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of CSR to CSR or any of its wholly owned subsidiaries, save for the net final dividend of 5.4 pence per CSR Share in respect of the 52 week financial period ended 27 December 2013 which was paid on 30 May 2014 and the net interim dividend of 3.12 pence per CSR Share in respect of the 26 weeks ended 27 June 2014 which was paid on 5 September 2014;

(c)	other than pursuant to the Acquisition (and except for transactions between CSR and its wholly owned subsidiaries or between wholly owned subsidiaries of CSR or in the ordinary course of business), implemented, effected, authorised or announced its intention to implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(d)	except for transactions between CSR and its wholly owned subsidiaries or between the wholly owned subsidiaries of CSR, disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised or announced any intention to do so, in each case other than in the ordinary course of business and to an extent which is material in the context of the Wider CSR Group taken as a whole;

(e)	issued, authorised or announced an intention to authorise the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or (other than trade credit incurred in the ordinary course of business) incurred or increased any indebtedness except as between CSR and any of its wholly owned subsidiaries or between wholly owned subsidiaries of CSR;

(f)	entered into or varied or authorised or announced its intention, other than in the ordinary course of business, to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves an obligation of such nature or magnitude, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(g)	entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract, service agreement, commitment or arrangement with any director or senior executive of CSR, otherwise than in the ordinary course of business;

(h)	proposed, agreed to provide or modified the terms of any incentive scheme or other benefit scheme relating to the employment or termination of employment of any employee of the Wider CSR Group, otherwise than in the ordinary course of business;

(i)	proposed, agreed to provide or modified the terms of any share option scheme relating for the benefit of any employee of the Wider CSR Group;

(j)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital (except, in each case, where relevant, as between CSR and wholly owned subsidiaries of CSR or between the wholly owned subsidiaries of CSR and except for the issue or transfer out of treasury of CSR Shares on the exercise of employee share options or vesting of employee share awards under the CSR Share Schemes as Fairly Disclosed);

(k)	otherwise than in respect of claims between CSR and its wholly owned subsidiaries, waived, compromised or settled any claim, other than in the ordinary course of business, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(l)	terminated or varied the terms of any agreement or arrangement between any member of the Wider CSR Group and any other person, in a manner which would have a material adverse effect on the financial position of the Wider CSR Group taken as a whole;

(m)	save as required in connection with the adoption of the Amended CSR Articles, made any alteration to its memorandum or articles of association or other incorporation documents to an extent which is material in the context of the Acquisition;

(n)	made or agreed or consented to any material change to the terms of the trust deeds and rules constituting the pension schemes established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or the manner in which the assets of the previous schemes are invested or the basis or rate of employer contribution to a pension scheme or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(o)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(p)	(other than in respect of a member of the Wider CSR Group which is dormant and was solvent at the relevant time) taken any steps, corporate action or had any legal proceedings instituted or threatened in writing against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(q)	(other than for transactions between CSR and its wholly-owned subsidiaries or between the wholly owned subsidiaries of CSR), made, authorised or announced an intention to propose any change in its loan capital;

(r)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider CSR Group or the Wider Qualcomm Group, as the case may be, other than to a nature and extent which is normal in the context of the business concerned, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole; or

(s)	other than in the ordinary course of business, entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

No adverse change, litigation, regulatory enquiry or similar

2.13.	since 27 December 2013 and save as Fairly Disclosed:

(a)	there having been no adverse change in the business, assets, financial or trading position or profits, of any member of the Wider CSR Group to an extent which is material in the context of the Wider CSR Group taken as a whole;

(b)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider CSR Group or to which any member of the Wider CSR Group is or may become a party (whether as claimant, defendant or otherwise) and no investigation by any Regulatory Authority against or in respect of any member of the Wider CSR Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of, any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(c)	no enquiry, review or investigation by, or complaint or reference to, any Regulatory Authority against or in respect of any member of the Wider CSR Group having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(d)	no contingent or other liability having arisen or increased which would be likely to adversely affect any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole; or

(e)	no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider CSR Group which is necessary for the proper carrying on of its business, and the withdrawal, cancellation, termination or modification of which would have a material adverse effect on the Wider CSR Group taken as a whole;

No discovery of certain matters regarding information, environmental issues, liabilities, corruption and intellectual property

2.14.	save as Fairly Disclosed, QGT not having discovered:

(a)	that any financial, business or other information concerning the Wider CSR Group Publicly Announced prior to the Announcement Date or disclosed to any member of the Wider Qualcomm Group at any time prior to the Announcement Date by or on behalf of any member of the Wider CSR Group is materially misleading, contains a material misrepresentation of any fact or omits to state a fact necessary to make that information not materially misleading;

(b)	any information which affects the import of any information Publicly Announced prior to the Announcement Date by or on behalf of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(c)	that any past or present member of the Wider CSR Group has not complied in any material respect with all applicable legislation, regulations of any jurisdiction or any notice or requirement of any Authorisation relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(d)	that there is or is reasonably likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider CSR Group (or in which any such member may have or previously have had or be deemed to have had an interest), under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Regulatory Authority in any jurisdiction or to contribute to the cost thereof or associated therewith or to indemnify any person in relation thereto, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(e)	that circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider CSR Group which claim or claims would be likely to affect any member of the Wider CSR Group, in each case which is material in the context of the Wider CSR Group taken as a whole;

(f)	that any past or present member of the Wider CSR Group has paid or agreed to pay any bribe including any “inducement fee”, given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the UK Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act of 1977, as amended; or

(g)	that any past or present member of the Wider CSR Group has engaged in any business with or made any investments in, or made any payments to, (A) any government, entity or individual with which US or European Union persons are prohibited from engaging in activities or doing business by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or (B) any government, entity or individual targeted by any of the economic sanctions of the United Nations or the European Union or any of their respective member states; and

2.15.	since 27 December 2013 and save as Fairly Disclosed, no circumstance having arisen or event having occurred in relation to any intellectual property owned, used or licensed by the Wider CSR Group or to any third parties, including:

(a)	any member of the Wider CSR Group losing its title to any intellectual property or any intellectual property owned by the Wider CSR Group being revoked, cancelled or declared invalid;

(b)	any agreement regarding the use of any intellectual property licensed to or by any member of the Wider CSR Group being terminated or varied; or

(c)	any claim being filed suggesting that any member of the Wider CSR Group infringed the intellectual property rights of a third party or any member of the Wider CSR Group being found to have infringed the intellectual property rights of a third party, in each case which is material in the context of the Wider CSR Group taken as a whole.

Part B: Certain further terms of the Acquisition

1.	To the extent permitted by law and subject to the requirements of the Panel, QGT reserves the right to waive in whole or in part, all or any of the Conditions set out in paragraph 2 above (save for Condition 2.7, which shall only be capable of being waived by CSR).

2.	Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive) must be fulfilled, be determined by QGT to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

Notwithstanding the paragraph above and subject to the requirements of the Panel, QGT reserves the right in its sole discretion to waive all or any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive), in whole or in part and to proceed with the Scheme Court Hearing prior to the fulfilment, satisfaction or waiver of any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive).

Condition 2.7 must be fulfilled, be determined by CSR to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

QGT shall be under no obligation to waive (if capable of waiver), to determine to be or remain fulfilled or to treat as fulfilled any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions (or any of them) may at such earlier date have been waived (if capable of waiver) or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of fulfilment.

3.	QGT reserves the right to elect, with the prior written consent of the Panel, to implement the Acquisition by way of a Takeover Offer. In such event, the Acquisition will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as QGT may, subject to the rules of the Code and the consent of the Panel, decide) of the shares to which such offer relates, so far as applicable, as those which would apply to the Scheme.

4.	The Acquisition will lapse and the Scheme will not proceed (unless otherwise agreed with the Panel) if the Competition and Markets Authority refers the Acquisition or any part of it to the Competition Commission before the date of the Court Meeting.

5.	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the Restricted Jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

6.	The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

7.	In the event that the Acquisition is to be implemented by way of a Takeover Offer, CSR Shares will be acquired under the Acquisition free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) announced, declared, made or paid on or after 14 October 2014. Any New CSR Shares will be issued on the same basis. Insofar as a dividend or other distribution is proposed, declared, made or payable by CSR in respect of a CSR Share on or after 14 October 2014, the price payable under the Acquisition in respect of that CSR Share will be reduced by the amount of the dividend and/or distribution, except insofar as the CSR Share is or will be acquired pursuant to the Acquisition on a basis which entitles QGT alone to receive the dividend or distribution directly from CSR and to retain it.

8.	Rule 13.5(a) of the Code states that “an offeror should not invoke any condition or pre-condition so as to cause the offer not to proceed, to lapse or be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of the offer”. The Condition in paragraph 4 of Part B is not subject to Rule 13.5(a) of the Code.

9.	This announcement and any rights or liabilities arising hereunder, the Acquisition, the Scheme and the Forms of Proxy will be governed by English law and will be subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Appendix I and to be set out in the Scheme Document. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

APPENDIX II

SOURCES AND BASES

1.	Unless otherwise stated, the financial information on CSR is extracted from CSR’s Annual Report and Accounts for the 52 week period ended 27 December 2013.

2.	As at the close of business on 14 October 2014 (being the last Business Day prior to the date of this announcement), CSR had in issue 165,153,041 CSR Shares (which excludes 19,894,608 CSR Shares held in treasury). The International Securities Identification Number for the CSR Shares is GB0034147388.

3.	The value attributed to CSR’s entire issued and to be issued ordinary share capital as implied by the offer price stated in paragraph 2 of this announcement is based on the issued ordinary share capital as at 14 October 2014 adjusted for the dilutive effect of options and awards under the CSR Share Schemes and adjusted for the shares held by CSR’s employee benefit trust, being:

3.1.	CSR’s existing issued share capital of 165,153,041 CSR Shares as described in paragraph 2 above;

3.2.	plus a maximum of 14,795,730 CSR Shares which may be issued on or after the Announcement Date on the exercise of options and or vesting of awards under the CSR Share Schemes;

3.3.	less 3,552,217 CSR Shares currently held in CSR’s employee benefit trust and included in the existing issued share capital which may be utilised to satisfy awards under the CSR Share Schemes; and

3.4.	net of a maximum of £27,923,175 cash proceeds receivable from the exercise of such options

4.	Unless otherwise stated, all prices quoted for CSR Shares are closing middle market quotations and are derived from the Daily Official List (SEDOL).

APPENDIX III

IRREVOCABLE UNDERTAKINGS

The following directors of CSR have given irrevocable undertakings, as described in paragraph 6 of this announcement, to vote (or, in the case of ADSs, instruct the depositary to do so) in favour of the Scheme:

Name	Number of CSR Shares[1]	Percentage of existing issued share capital of CSR
Joep van Beurden	324,173	0.20%
Ron Mackintosh	112,115	0.07%
Will Gardiner	292,702	0.18%
Chris Ladas	82,341	0.05%
Anthony Carlisle	19,000	0.01%
Teresa Vega	3,000	0.00%
Levy Gerzberg	31,840	0.02%
Chris Stone	12,286	0.01%
Walker Boyd	7,000	0.00%

Notes:

1.	Subject to paragraphs 2 and 3, these undertakings will remain binding in the event that a higher competing offer for CSR is made and will cease to be binding only if: (a) a press announcement substantially in the form of this announcement is not issued by 4.30 p.m. (London time) on 15 October 2014 or such later date as CSR and QGT may agree; (b) the Scheme Document is not posted within 28 days after the Announcement Date (or such longer period as QGT and CSR may agree, with the consent of the Panel); (c) the Scheme does not become effective prior to 31 December 2015; or (d) the Scheme lapses or is withdrawn.

2.	Ron Mackintosh may deal in 12,115 of his CSR Shares after the first General Meeting of CSR in connection with the Scheme, in accordance with the terms of his irrevocable undertaking.

3.	Anthony Carlisle may deal in his CSR Shares following the later of (i) the date of his resignation from the CSR board or (ii) after the first General Meeting, in accordance with the terms of his irrevocable undertaking.

[1]	Includes CSR Shares underlying CSR ADSs.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

2006 Act	Companies Act 2006, including any statutory modification or re-enactment thereof for the time being in force;

Acquisition	the acquisition by QGT of the entire issued and to be issued ordinary share capital of CSR at a price of 900 pence per CSR Share to be effected by means of the Scheme (or, subject to the consent of the Panel, a Takeover Offer) including, where the context so requires, any subsequent variation, revision, extension or renewal thereof;

ADS	American Depositary Share;

Amended CSR Articles	the articles of association of CSR as at the Announcement Date, as amended to include provisions, in terms approved by QGT, that avoid any person (other than QGT or its nominee(s)) remaining as a holder of QGT Shares after the Effective Date, such proposed amendments to be set out in full in the notice of the General Meeting in the Scheme Document;

Announcement Date	15 October 2014;

Authorisations	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;

Board	the board of directors of the relevant company;

Business Day	a day on which banks are generally open for business in London (excluding Saturdays, Sundays and public holidays);

Capital Reduction	the reduction of CSR’s share capital under Section 648 of 2006 Act provided for in connection with the Scheme;

Closing Price	the closing middle market quotation of a CSR Share, as derived from the Daily Official List;

Code	the City Code on Takeovers and Mergers;

Conditions	the Conditions to the Acquisition, as set out in Appendix I of this announcement and to be set out in the Scheme Document;

Cooperation Agreement	the cooperation agreement entered into between QGT and CSR dated 15 October 2014 relating to the Acquisition;

Court	the High Court of Justice in England and Wales;

Court Meeting	the meeting of Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court under Part 26 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

Court Orders	the orders of the Court sanctioning the Scheme and confirming the related Capital Reduction;

CREST	the system for the paperless settlement of trades in securities and the holding of securities in uncertificated form operated by Euroclear;

CSR	CSR plc;

CSR ADSs	American Depositary Shares, each representing four CSR Shares;

CSR ADS Holders	Holders of CSR ADSs;

CSR Directors	the members of the Board of CSR;

CSR Group	CSR and its subsidiary undertakings;

CSR Shares	ordinary shares of 0.1 pence each in the capital of CSR;

CSR Share Schemes

any and all of:

(a)    The CSR plc Share Option Plan;

(b)    The CSR plc Phantom Share Option Plan;

(c)    The CSR plc 2011 Executive Incentive Plan;

(d)    The CSR plc 2013 Long-Term Incentive Plan;

(e)    CSR plc SAYE Scheme;

(f)     CSR plc 2013 SAYE Scheme 2;

(g)    CSR plc Global Share Purchase Plan;

(h)    CSR plc Amended and Restated Employee Share Purchase Plan;

(i)     The CSR Share Award Plan;

(j)     The CSR Phantom Share Award Plan;

(k)    SiRF Technology Holdings, Inc. 2004 Stock Incentive Plan;

(l)     Zoran Corporation 2005 Equity Incentive Plan;

(m)   Zoran Corporation 2005 Outside Directors Equity Plan;

(n)    Microtune, Inc. 2010 Stock Plan;

(o)    Amended and Restated Microtune, Inc. 2000 Stock Plan; and

(p)    Zoran Corporation 2000 Nonstatutory Stock Option Plan;

CSR Shareholders	holders of CSR Shares from time to time;

Daily Official List	the daily official list of the London Stock Exchange;

Dealing Disclosure	has the same meaning as in Rule 8 of the Code;

Deposit Agreement	the deposit agreement among JP Morgan Chase Bank N.A., as depositary, CSR and the owners and beneficial owners of CSR ADSs from time to time under which the CSR ADSs are issued;

Deutsche Bank	Deutsche Bank AG, London Branch;

Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Enlarged Group	the Qualcomm Group as enlarged following the Acquisition;

Euroclear	Euroclear UK & Ireland Limited;

Excluded Shares	any CSR Shares which are registered in the name of or beneficially owned by any member of the Qualcomm Group or its nominee(s) and any CSR Shares held in treasury;

Fairly Disclosed

information:

(a)    which has been fairly disclosed in writing by or on behalf of CSR to QGT or its advisers prior to the Announcement Date;

(b)    which has been Publicly Announced; or

(c)    set out in this announcement;

FCA or the Financial Conduct Authority	the United Kingdom Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA;

Forms of Proxy	the forms of proxy for use at the Court Meeting and the General Meeting;

FSMA	the UK Financial Services and Markets Act 2000, as amended;

General Meeting	the general meeting of CSR Shareholders (including any adjournment thereof) to be convened in connection with the Scheme;

General Meeting Resolutions	the resolutions to be proposed at the General Meeting;

J.P. Morgan Cazenove	J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove;

Listing Rules	the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the FSMA, and contained in the UK Listing Authority’s publication of the same name;

London Stock Exchange or LSE	London Stock Exchange plc;

New CSR Shares	the new CSR Shares to be issued to QGT or its nominee(s) in accordance with the Scheme;

Non-Disclosure Agreement	the non-disclosure agreement dated 3 September 2014 between CSR and Qualcomm details of which are set out in paragraph 11 of this announcement;

Offer Period	the offer period (as defined by the Code) relating to CSR, which commenced on 28 August 2014;

Official List	the official list maintained by the UK Listing Authority;

Opening Position Disclosure	has the same meaning as in Rule 8 of the Code;

Panel	the Panel on Takeovers and Mergers;

Publicly Announced	disclosed (a) in any public announcement by or on behalf of CSR made through a Regulatory Information Service prior to the date of this announcement or (b) in the Annual Report;

Qualcomm Group	Qualcomm Incorporated and its subsidiary undertakings;

Reduction Court Order	the order of the Court which confirms the Capital Reduction;

Reduction Record Time	the time and date specified as such in the Scheme Document expected to be 6.00 p.m. on the Business Day immediately preceding the date upon which the Capital Reduction Court Order is made;

Registrar of Companies	the Registrar of Companies in England and Wales;

Regulatory Authority	each of a central bank, government or governmental, quasi governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction;

Regulatory Information Service	any of the services set out in Appendix 3 to the Listing Rules;

Relevant Authority	means any central bank, ministry, governmental, quasi governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel, the Prudential Regulation Authority and the Financial Conduct Authority;

Restricted Jurisdiction	any jurisdiction where extension or acceptance of the proposed Acquisition would violate the law of that jurisdiction;

Sanction Court Order	the order of the Court sanctioning the Scheme;

Scheme or Scheme of Arrangement	the proposed scheme of arrangement under Part 26 of the 2006 Act to be posted by CSR to the Scheme Shareholders, the full terms of which will be set out in the Scheme Document with or subject to any modification, addition or condition which QGT and CSR may agree, and if required, the Court may approve or impose;

Scheme Court Hearing	the hearing of the Court to sanction the Scheme;

Scheme Document	the document to be sent by CSR to CSR Shareholders, containing and setting out the Scheme, the notices convening the Court Meeting, the General Meeting and the further particulars required by Part 26 of the 2006 Act;

Scheme Shares

the CSR Shares:

a)      in issue at the date of the Scheme Document;

b)      if any, issued after the date of the Scheme Document and before the Scheme Voting Record Time; and

c)      if any, issued at or after the Scheme Voting Record Time and before the Reduction Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

Scheme Shareholders	the holders of Scheme Shares;

Scheme Voting Record Time	the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 p.m. on the day which is 2 days before the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting;

Statement of Capital	the statement of capital (approved by the Court) showing, with respect to CSR’s share capital, as altered by the Capital Reduction Court Order, the information required by Section 649 of the 2006 Act;

Takeover Offer	should the Acquisition be implemented by way of a takeover offer, a takeover offer made by QGT to acquire the issued and to be issued CSR Shares and, where the context so requires, any revision, variation, extension or renewal of such offer;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority	the FCA acting in its capacity as the competent authority for listing under the FSMA;

United States or US	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

US Shareholders	holders of CSR Shares ordinarily resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding CSR Shares for persons in the US or with a registered address in the US;

US Exchange Act	The United States Securities Exchange Act of 1934, as amended;

Wider CSR Group	CSR and the subsidiaries and subsidiary undertakings of CSR and associated undertakings (including any joint venture, partnership, firm or company in which any member of the CSR Group is interested) or any undertaking in which CSR and such undertakings (aggregating their interests) have a significant interest; and

Wider Qualcomm Group	Qualcomm and the subsidiaries and subsidiary undertakings of Qualcomm and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Qualcomm Group is interested) or any undertaking in which Qualcomm and such undertakings (aggregating their interests) have a significant interest.

Unless otherwise stated, all times referred to in this announcement are references to the time in London.

All references to legislation in this announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purpose of this announcement “subsidiary”, “subsidiary undertaking” and “undertaking” have the meanings given by the 2006 Act and “associated undertaking” has the meaning given to it by paragraph 19 of Schedule 6 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, other than paragraph 1(b) thereof which shall be excluded for this purpose.

References to “£”, “Sterling”, “p” and “pence” are to the lawful currency of the United Kingdom.

References to “$” or “US$” mean United States dollars, the lawful currency of the United States.